Exhibit 99.1

DRAGON VICTORY INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2021 AND MARCH 31, 2021

(UNAUDITED)

(Amounts in U.S. dollars)

	As of September 30, 2021	As of March 31, 2021
ASSETS
Current assets
Cash and cash equivalents	$1,775,673	$982,538
Other receivables and prepayments	1,360,967	5,506,203
Short-term investments	2,137,315	5,073,548
Short-term investments – related party	6,611,040	3,966,476
Total current assets	11,884,995	15,528,765
Non-current assets
Property, plant and equipment, net	301,760	48,292
Right of use assets	433,253	49,104
Other assets	35,152	6,645
TOTAL ASSETS	12,655,160	15,632,806
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	6,737	22,144
Taxes payable	2,010,867	1,972,043
Accrued liabilities and other current liabilities	744,949	334,996
Related party payable	547,382	688,371
Right of use liabilities	131,479	29,739
Convertible notes, net	-	4,023,312
Total current liabilities	3,441,414	7,070,605
Right of use liabilities – non-current portion	257,886	9,913
TOTAL LIABILITIES	3,699,300	7,080,518
COMMITMENTS & CONTINGENCIES
Stockholders’ Equity
Ordinary Shares, $0.0001 par value, 500,000,000 shares authorized; 19,308,371 and 13,263,066 shares issued and outstanding as of September 30, 2021 and March 31, 2021, respectively	1,931	1,326
Additional paid-in capital	22,472,407	14,845,829
Share to be issued	19	195,600
Statutory reserves	589,659	589,659
Accumulated deficit	(13,296,687)	(5,901,107)
Accumulated other comprehensive income	(231,801)	(567,333)
Total Stockholders’ equity	9,535,528	9,163,974
Non-controlling interest	(579,668)	(611,686)
TOTAL EQUITY	8,955,860	8,552,288
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$12,655,160	$15,632,806

The accompanying notes form an integral part of these consolidated financial statements.

DRAGON VICTORY INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

(UNAUDITED)

(Amounts in U.S. dollars)

	For the six months ended September 30,
	2021	2020
Revenue	$1,230,919	$48,451
Operating expenses
Selling, general and administrative expenses	6,753,455	1,508,108
Loss from operations	(5,522,536)	(1,459,657)
Other income (expenses):
Other income	1,182	135
Other expenses	(9,869)	(1,518)
Interest income	107,151	215,276
Interest expense	(1,939,490)	(3)
Total other income (expense)	(1,841,026)	213,890
Loss before tax	(7,363,562)	(1,245,767)
Income tax	-	-
Net loss including non-controlling interest	(7,363,562)	(1,245,767)
Less: loss attributable to non-controlling interest	(8,233)	(13,901)
Net loss attributable to Dragon Victory	$(7,355,329)	$(1,231,866)
Other comprehensive income (loss):
Foreign currency translation income (loss)	335,532	282,273
Comprehensive loss including non-controlling interest	$(7,028,030)	$(963,394)
Comprehensive loss attributable to non-controlling interest	$32,018	$(13,901)
Comprehensive loss attributable to Dragon Victory	$(7,060,048)	$(949,493)
Loss per share attributable to Dragon Victory common stockholders

Basic	$(0.42)	$(0.11)
Diluted	$(0.42)	$(0.11)
Weighted average shares outstanding-Dragon Victory
Basic	17,669,282	11,421,393
Diluted	17,669,282	11,421,393

The accompanying notes form an integral part of these consolidated financial statements.

DRAGON VICTORY INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

(UNAUDITED)

(Amounts in U.S. dollars)

	Ordinary Shares						Accumulated
	$0.0001 Par Value		Additional Paid-in	Shares to be	Statutory	Retained	Other Comprehensive	Noncontrolling
	Shares	Amount	Capital	issued	Reserves	Earnings	Income	Interest	Totals
Balances at April 1, 2020	11,421,393	$1,142	$8,943,065	$-	$589,659	$(763,022)	(860,047)	$(547,777)	$7,373,020
Net loss	-	-	-	-	-	(1,231,866)	-	(13,901)	(1,245,767)
Cumulative translation adjustment	-	-	-	-	-	-	(282,373)	-	(282,373)
Balances at September 30, 2020	11,421,393	$1,142	$8,943,065	$-	$589,659	$(1,984,888)	$(577,674)	$(561,678)	$6,409,626

Balances at April 1, 2021	13,263,066	$1,326	$14,845,829	$195,600	$589,659	$(5,901,107)	$(567,333)	$(611,686)	$8,552,288
Net loss	-	-	-	-	-	(7,355,329)	-	(8,233)	(7,363,562)
Conversion of convertible debenture into ordinary shares	5,155,305	516	7,626,578	(195,600)	-	-	-	-	7,431,494
Ordinary shares issued under employee plans	890,000	89	-	19	-	-	-	-	108
Appropriations of retained earnings	-	-	-	-	-	(40,251)	-	40,251	-
Cumulative translation adjustment	-	-	-	-	-	-	335,532	-	335,532
Balances at September 30, 2021	19,308,371	$1,931	$22,472,407	$19	$589,659	$(13,296,687)	$(231,801)	$(579,668)	$8,955,860

The accompanying notes form an integral part of these consolidated financial statements.

DRAGON VICTORY INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

(UNAUDITED)

	For the six months ended September 30,
	2021	2020
Cash flows from operating activities
Net loss including non-controlling interest	$(7,363,562)	$(1,245,767)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	28,797	36,320
Stock-based compensation	1,468,800	-
Amortization of debt issuance cost	1,939,490	-
Lease payment	7,623	-
Changes in assets and liabilities
Decrease/(increase) in other receivables and prepayments	(1,343,315)	350,172
Increase/(decrease) in accounts, taxes, and other liabilities	398,372	(100,279)
Net cash used in operating activities	$(4,863,795)	$(959,554)

Cash flows from investing activities
Disposal of investments	3,009,206	331,372
Decrease/(increase) in short-term investments - related party	(2,733,476)	968,277
(Purchase)/disposal of equipment and improvements	(281,211)	66,772
Net cash provided by investing activities	$(5,481)	$1,366,421

Cash flows from financing activities
Proceeds from issuance of convertible notes, net	5,419,972	-
Decrease in related party payable	-	(272,351)
Net cash (used in) provided by financing activities	$5,419,972	$(272,351)

Net Increase of Cash and Cash Equivalents	550,696	134,516
Effect of foreign currency translation on cash and cash equivalents	242,439	3,613
Cash and cash equivalents–beginning of year	982,538	15,926
Cash and cash equivalents–end of year	$1,775,673	$154,055

Supplemental cash flow disclosures
Interest received	$204,979	$25,036
Interest paid	$-	$4
Income taxes paid	$25,491	$397

The accompanying notes form an integral part of these consolidated financial statements.

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars)

1.	BUSINESS AND ORGANIZATION

Dragon Victory International Limited (“Dragon Victory” or the “Company”) was formed in the Cayman Islands on July 19, 2015. Dragon Victory’s wholly-owned subsidiary, Sweet Lollipop Co., Ltd. (“Sweet Lollipop”) was formed in the British Virgin Islands on May 8, 2014. Long Yun International Holdings Limited (“Long Yun HK”), which is a wholly-owned subsidiary of Sweet Lollipop, was formed in Hong Kong on May 2, 2015. Hangzhou Yuyao Network Technology Co., Ltd (“WFOE I”), which was a wholly foreign-owned entity of Long Yun HK, was formed in the People's Republic of China (the “PRC”) on May 30, 2016.

Hangzhou Longyun Network Technology Co., Ltd (“Long Yun,” or the “VIE”), which was established on October 9, 2014 in Hangzhou, the PRC, pursuant to PRC laws, is owned by Mr. Limin Liu and Mr. Wei Wang.

Long Yun currently has two lines of business, namely, supply chain management platform services and business incubation services.

On August 19, 2016, WFOE I and Mr. Yu Han and Ms. Koulin Han, the then owners of Long Yun, entered into a series of contractual arrangements (the “Original VIE Agreements”), pursuant to which Long Yun became WFOE I’s contractually controlled affiliate. For accounting purposes, WFOE I controlled and received the economic benefits of Long Yun’s business operation through the Original VIE Agreements, which enabled Dragon Victory to consolidate the financial results of Long Yun and its subsidiaries in its consolidated financial statements under generally accepted accounting principles in the United States of America (“U.S. GAAP”).

On November 3, 2017, Dragon Victory entered into a Strategic Cooperation Agreement under a joint venture, where Dragon Victory indirectly holds 60% of the equity interests in Hangzhou Taikexi Dacheng Automotive Technology Service Co., Ltd (“Taikexi”).

Effective March 20, 2018, WFOE I, Long Yun, and Long Yun’s then owners executed a Termination Agreement to terminate each of the Original VIE Agreements dated August 19, 2016. As a result of entering into such Termination Agreements, WFOE I was no longer the sole equity holder of Long Yun and had no control rights and no rights to the assets, property, and revenue of Long Yun. The Company has dissolved WFOE I.

On March 20, 2018, Hangzhou Dacheng Investment Management Co., Ltd. (“WFOE II”), a wholly owned subsidiary of the Company, entered into a series of contractual arrangements (the “New VIE Agreements,” and together with the Original VIE Agreements, the “VIE Agreements”) with Long Yun and its then owners. For accounting purposes, WFOE II controls and receives the economic benefits of Long Yun’s business operation through the New VIE Agreements, which enables Dragon Victory to consolidate the financial results of Long Yun and its subsidiaries in its consolidated financial statements under U.S. GAAP.

The Company decided to replace WFOE I with WFOE II in order to take full advantage of certain preferential tax treatments and subsidies granted by the local government of Shangcheng District of Hangzhou, Zhejiang province, where WFOE II was formed.

On August 3, 2018, WFOE II established Shenzhen Guanpeng International Technology Co., Ltd (“Guanpeng”). WFOE II holds 51% of the equity interests in Guanpeng.

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars)

On May 5, 2019, WFOE II participated in the establishment of Zhejiang Shengyuan Business Consulting Co., Ltd (“Shengyuan”). WFOE II held 49% of the equity interests in Shengyuan. On September 19, 2019, the Company sold its interest in Shengyuan to a third party. The Company had not paid up any capital and Shengyuan had not begun operations; accordingly, no gain or loss was incurred as a result of the transfer of ownership.

On July 7, 2019, Long Yun incorporated a subsidiary, Dacheng Liantong Zhejiang Information Technology Co., Ltd (“Dacheng Liantong”). Long Yun currently holds 100% of Dacheng Liantong. Dacheng Liantong is engaged in the business of providing a supply chain management platform for automotive parts suppliers, automobile repair shops, and logistics companies.

On August 22, 2019, the Company formed a wholly owned subsidiary, Zhejiang Shengqian Business Consulting Co., Ltd. (“Shengqian”). The Company dissolved Shengqian on August 19, 2021.

On December 31, 2019, Long Yun entered into a Share Exchange Agreement (the “Agreement”) with Shenzhen Dao Wuxing Technology Co., Ltd. (“Dao Wuxing”), a limited liability company organized under the laws of PRC. Pursuant to the Agreement, Long Yun agreed to transfer to Dao Wuxing 20% of the equity interests of its wholly-owned subsidiary Dacheng Liantong. In return, Dao Wuxing agreed to transfer to Long Yun 100% of the equity interests of Shenzhen Aipu Hongfu Technology Co., Ltd. (“Shenzhen Aipu”) and Shenzhen Zhuoyue Chuancheng Jewelry Co., Ltd. (“Shenzhen Zhuoyue”), both of which are limited liability companies organized under the laws of the PRC and wholly-owned subsidiaries of Dao Wuxing. Shenzhen Aipu and Shenzhen Zhuoyue hold 30% and 70% of the equity interests, respectively, in GuoRonghong Business Factoring Shenzhen Co. Ltd. (“GuoRonghong”), a limited liability company organized under the laws of the PRC.

On April 1, 2021, the Company, through Long Yun, entered into an equity transfer agreement with Mr. Qiang Huang, who owned 100% of the equity interests in Hangzhou Xuzhihang Supply Chain Management Co., Ltd. (“Xuzhihang”), a limited liability company organized under the laws of the PRC. Xuzhihang provides supply chain management and other logistics related services. Pursuant to an equity transfer agreement, Mr. Qiang Huang transferred 60% of the equity interests in Xuzhihang to Long Yun for a consideration of RMB600,000.

On June 28, 2021, the Company, through Sweet Lollipop, formed a wholly owned subsidiary, Meta Rich Limited (“Meta Rich”), in the British Virgin Islands.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Principles of Presentation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). This basis of accounting involves the application of accrual accounting and consequently, revenue and gains are recognized when earned, and expenses and losses are recognized when incurred. The Company’s consolidated financial statements are expressed in U.S. dollars.

These consolidated financial statements are unaudited and should be read in conjunction with the audited consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended March 31, 2021. Certain disclosures included in the annual financial statements have been condensed or omitted from these financial statements as they are not required for interim financial statements under U.S. GAAP and the rules of the U.S. Securities and Exchange Commission (the “SEC”).

These unaudited consolidated financial statements reflect all adjustments that are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. These adjustments are of a normal, recurring nature. Interim period operating results may not be indicative of the operating results for a full year.

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars)

b)	Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its significant subsidiaries on a consolidated basis. The Company also includes subsidiaries over which a direct or indirect legal or effective control exists and for which the Company is deemed to direct the significant activities and has the obligation to absorb the losses or benefits of the entities. All intercompany accounts, balances and transactions with consolidated entities have been eliminated.

Acquisitions of Sweet Lollipop and Long Yun HK by Dragon Victory

The acquisitions were accounted under U.S. GAAP as a business combination under common control with Dragon Victory being the acquirer and Sweet Lollipop and Long Yun HK being the acquirees because all entities were controlled directly or indirectly by the same majority shareholder Mr. Yu Han. The consolidation has been presented at historical costs and on a retroactive basis to reflect the capital structure of Sweet Lollipop and Long Yun HK as a recapitalization.

The business combination transaction of Sweet Lollipop was completed and effective on June 26, 2015 and Sweet Lollipop became a 100% owned subsidiary of Dragon Victory.

The business combination transaction of Long Yun HK was completed and effective on August 10, 2015 and Long Yun HK became a 100% owned subsidiary of Sweet Lollipop.

The VIE Agreements among WFOE I, Long Yun, and shareholders of Long Yun (subsequently among WFOE II, Long Yun, and shareholders of Long Yun)

The Company evaluates the need to consolidate its VIE, in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support.

The transactions contemplated by the Original VIE Agreements, consummated on August 19, 2016 and subsequent terminated, were replaced by the New VIE Agreements consummated on March 20, 2018 to take full advantage of certain preferential tax treatments and subsidies granted by the local government of Shangcheng District of Hangzhou, Zhejiang province, where WFOE II was incorporated. WFOE I and WFOE II are collectively referred to as the “WFOEs.”

The purpose and design of the VIE Agreements between the WFOEs and Long Yun was to consolidate Long Yun under the Company by way of common control. ASC 810-10-25-38F states that a reporting entity’s involvement in the design of a VIE may indicate that the reporting entity had the opportunity and the incentive to establish arrangements that result in the reporting entity being the variable interest holder with the power to direct the activities that most significantly impact the VIE’s economic performance. As both the Company and Long Yun were commonly control by Mr. Yu Han and Ms. Koulin Han, both immediately before and after the acquisition, this transaction was accounted for as a merger under common control, using merger accounting as if the merger had been consummated at the beginning of the earliest period presented, and no gain or loss was recognized. All the assets and liabilities of Long Yun are carried using their original basis. Hence, Long Yun was consolidated under the Company since its inception due to the purpose and design of the establishment of the VIE Agreements.

While there is no restriction for Long Yun to pay the WFOEs, there are certain restrictions for the WFOEs to make payments to the holding companies due to certain regulations imposed by the Chinese government on out-going foreign currency wire transfers. Additionally, there could be potential tax implications when moving the cash flows up to the Company. Therefore, the Company intends to retain any earnings within Long Yun, and the retained cash flows would be utilized in expanding the Company’s business.

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars)

The significant terms of the New VIE Agreements are summarized below:

Exclusive Business Cooperation Agreement

Pursuant to the Exclusive Business Cooperation Agreement between Long Yun and WFOE II, WFOE II provides Long Yun with technical support, consulting services and other management services relating to its day-to-day business operations and management, on an exclusive basis, utilizing its advantages in technology, human resources, and information. Additionally, Long Yun granted an irrevocable and exclusive option to WFOE II to purchase from Long Yun, any or all of Long Yun’s assets at the lowest purchase price permitted under PRC law. Should WFOE II exercise such option, WFOE II, Long Yun and its shareholders shall enter into a separate asset transfer or similar agreement. For services rendered to Long Yun by WFOE II under the Exclusive Business Cooperation Agreement, WFOE II is entitled to collect a service fee calculated based on the amount time spent by WFOE II to render such services, multiplied by the corresponding billing rate of WFOE II, plus a services fee determined by the board of directors of WFOE II based on the value of the services rendered by WFOE II and taking into account the actual net income of Long Yun.

The Exclusive Business Cooperation Agreement will remain in effect for ten years until it is terminated by WFOE II with 30-day prior notice. Long Yun does not have the right to terminate the agreement unilaterally. WFOE II may unilaterally extend the term of the Exclusive Business Cooperation Agreement with prior written notice.

Share Pledge Agreement

Under the Share Pledge Agreement among Mr. Limin Liu, Mr. Wei Wang, together holding 100% of the shares of Long Yun (“Long Yun Shareholders”), and WFOE II, the Long Yun Shareholders pledged all of their equity interests in Long Yun to WFOE II to guarantee the performance of Long Yun’s obligations under the Exclusive Business Cooperation Agreement. Under the terms of the Share Pledge Agreement, should Long Yun or the Long Yun Shareholders breach their respective contractual obligations under the Exclusive Business Cooperation Agreement, WFOE II, as pledgee, will be entitled to certain rights, including, but not limited to, the right to collect dividends generated by the pledged equity interests. The Long Yun Shareholders also agreed that upon the occurrence of any event of default, as set forth in the Share Pledge Agreement, WFOE II is entitled to dispose of the pledged equity interest in accordance with applicable PRC law. The Long Yun Shareholders further agreed not to dispose of the pledged equity interests or take any actions that would prejudice WFOE II’s interest.

Exclusive Option Agreement

Under the Exclusive Option Agreement, the Long Yun Shareholders irrevocably granted WFOE II (or its designee) an exclusive option to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, part or all of their equity interests in Long Yun. The option price is equal to the capital paid in by the Long Yun Shareholders subject to any appraisal or restrictions required by applicable PRC laws and regulations. As of the date of this report, if WFOE II exercised such option, the aggregate option exercise price that would be paid to the Long Yun Shareholders would be approximately $1.5 million, which is the aggregate registered capital of Long Yun. The option exercise price may increase in in the event the Long Yun Shareholders make additional capital contributions to Long Yun. The Exclusive Option Agreement remains effective for a term of ten years and may be renewed at WFOE II’s election.

Power of Attorney

Under the Powers of Attorney, each of the Long Yun Shareholders authorizes WFOE II to act on their behalf as their exclusive agent and attorney with respect to all rights as shareholders, including but not limited to: (a) attending shareholders’ meetings; (b) exercising all the shareholder’s rights, including voting, that shareholders are entitled to under the laws of China and the Articles of Association, including but not limited to the sale or transfer or pledge or disposition of shares in part or in whole; and (c) designating and appointing on behalf of shareholders the legal representative, the executive director, supervisor, the chief executive officer and other senior management members of Long Yun. Although it is not explicitly stipulated in the Powers of Attorney, the term of the Powers of Attorney shall be the same as the term of that of the Exclusive Option Agreement. Each Power of Attorney is coupled with an interest and shall be irrevocable and continuously valid from the date of execution, so long as the applicable Long Yun Shareholder is a shareholder of Long Yun.

Under the New VIE Agreements, the Company has the power to direct activities of the VIE and can have assets transferred out of the VIE under its control. Therefore, the Company considers that there is no asset in any of the consolidated VIE that can be used only to settle obligations of the VIE, except for registered capital and PRC statutory reserves. As the VIE is incorporated as limited liability companies under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Company for any of the liabilities of the VIE. The Company’s management has determined that via the New VIE Agreements, the Company is the primary beneficiary of Long Yun.

The Company’s total assets and liabilities presented in the consolidated financial statements represent substantially portion of the total assets and liabilities of the VIE because the other entities in the consolidation are non-operating holding entities with significantly less assets and liabilities.

The following financial statement amounts and balances of the VIE, were included in the accompanying consolidated financial statements as of September 30, 2021 and March 31, 2021, and for the six months ended September 30, 2021 and 2020, respectively:

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(Amounts in U.S. dollars)

	As of
	September 30, 2021	March 31, 2021
Current assets
Cash and cash equivalents	$530,401	$856,515
Investment	1,982,437	3,974,915
Investment - related party	6,611,040	3,966,476
Amounts due from non-VIE subsidiaries of the Company	224,774	1,350,052
Other assets	559,340	31,272
	9,907,992	10,179,230
Noncurrent assets
Right of use assets	180,818	-
Other assets	271,389	60,544

Total Assets	$10,360,199	$10,239,774

Current liabilities
Accounts and other payable	66,254	32,156
Customer advances	273,006	270,981
Amounts due to related party	547,382	688,371
Amounts due to non-VIE subsidiaries of the Company	7,146,108	3,845,718
Right of use liabilities	43,537	29,739
Taxes payable	2,010,830	1,972,025
Total current liabilities	10,087,116	6,838,990
Right of use liabilities – non-current portion	85,666	9,913

Total Liabilities	$10,172,782	$6,848,903

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars)

	For the six months ended September 30,
	2021	2020
Net revenue	$1,230,919	$48,451
Net (loss) income	$(3,250,912)	$(1,030,590)
Net cash (used in) provided by operating activities	$(3,762,769)	$(902,050)
Net cash provided by (used in) investing activities	$(959,441)	$1,366,421
Net cash used in financing activities	$1,237,720	$(329,663)

c)	Non-controlling interests

For the Company’s non-wholly owned subsidiaries, a non-controlling interest is recognized to reflect the portion of equity that is not attributable, directly or indirectly, to the Company.

d)	Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. As of September 30, 2021, the Company considered the economic implications of the COVID-19 pandemic on its significant judgments and estimates. Given the impact and other unforeseen effects on the global economy from the COVID-19 pandemic, these estimates required increased judgment, and actual results could differ from these estimates.

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars)

e)	Foreign Currency Translation

The Company uses the United States dollar (“U.S. dollars” or “USD”) for financial reporting purposes and to maintain its books and records. The Company’s subsidiaries maintain their books and records in their functional currency which is in Chinese Renminbi (“RMB”).

In general, for consolidation purposes, the Company translates its assets and liabilities into U.S. dollars using the applicable exchange rates prevailing at the balance sheet date, the statements of operations and cash flows are translated at average exchange rates during the reporting period, and the equity accounts are translated at historical rates. As a result, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet. Adjustments resulting from the translation of the financial statements are recorded as accumulated other comprehensive income or loss.

Exchange rate used for the translation as follows:

	September 30,	September 30,
	2021	2020
Period/year end RMB:US$ exchange rate	6.4567	6.8013
Period/annual average RMB:US$ exchange rate	6.4635	7.0012
Period/year end HKD:US$ exchange rate	7.7864	7.7499
Period/annual average HKD:US$ exchange rate	7.7713	7.7507

f)	Cash and cash equivalents

The Company considers all short-term, highly liquid investments with an original maturity of three months or less, when purchased, to be cash equivalents. Cash and cash equivalents primarily represent bank deposits, fixed deposits with maturities of less than three months, and investments in money market funds.

g)	Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at the amount billed to a customer, net of the allowance for doubtful accounts, which is an estimate for credit losses based on a review of all outstanding amounts on a regular basis. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer’s financial condition, credit history and current economic conditions. Accounts receivable are written off when deemed uncollectible against allowances provided. Recoveries of accounts receivable previously written off are recorded when received.

The Company reviews the collectability of accounts receivable based on an assessment of historical experience, current economic conditions, and other collection indicators.

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars)

h)	Investments

Cost Method Investments

Direct and/or indirect investments in business entities in which the Company does not have a controlling financial interest and has no ability to exercise significant influence over operating and financial policies (generally 0 to 20 percent ownership), are accounted for by the cost method.

Equity Method Investments

Direct and/or indirect investments in business entities in which the Company does not have a controlling financial interest but has the ability to exercise significant influence over operating and financial policies (generally 20 to 50 percent ownership), are accounted for by the equity method.

Held-to-Maturity Investments

The Company had certain held-to-maturity debt instrument as investments. These investments were not impaired and were recorded at their carrying values which were based on the amortized cost basis approximate their fair market value; accordingly, the Company has not recognized any unrecognized gain or losses in the other comprehensive income. There were no derivative instruments that were used to hedge these investments.

These investments are accounted as short-term investments as they had maturities with one year or less.

i)	Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is charged to operations using the straight-line method over the estimated useful lives of the assets. Property and equipment and its estimated useful lives as follows:

Computer Equipment	1 – 3 years
Office Equipment	4 – 5 years
Motor Vehicle	4 years

Expenditures for maintenance and repairs are charged to operations as incurred. Expenditures for betterments and major renewals are capitalized. The cost of assets sold or retired and the related amounts of accumulated depreciation are eliminated from the accounts in the year of disposal, and any resulting gains or losses are included in operations.

j)	Intangible Assets with Definite Lives

Intangible assets are stated at cost, net of accumulated amortization. Amortization is charged to operations using the straight-line method over the estimated useful lives of the assets. Intangible assets and its estimated useful lives as follows:

Software	5 years

k)	Impairment of long-lived assets other than goodwill

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If the assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Impairment of long-lived assets recognized for the six months ended September 30, 2021 and 2020 was nil and nil, respectively.

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars)

l)	Leases

In April 2019, the Company adopted Accounting Standard Update (“ASU”) 2016-02, “Leases (Topic 842)”, including certain transitional guidance and subsequent amendments within ASU 2018-01, ASU 2018-10, ASU 2018-11, ASU 2018-20 and ASU 2019-01 (collectively, including ASU 2016-02, “ASC 842”).

ASC 842 supersedes the lease requirements in ASC 840 “Leases”, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. Leases that transfer substantially all of the benefits and risks incidental to the ownership of assets are accounted for as finance leases as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases. The Company has no significant finance leases.

The Company adopted the new lease standard using the modified retrospective method by applying the new lease standard to all leases existing as of April 1, 2019, the date of initial application, and no adjustments were made to the comparative periods. Upon the initial application of ASC 842 on April 1, 2019, the Company’s office lease with a total carrying amount of $160,552 was identified as operating lease right-of-use assets (Note 6). Such amount is included in the opening balance of operating lease right-of-use assets as of April 1, 2019 with no adjustments made to the comparative periods.

The Company elected the package of practical expedients permitted under the transition guidance, which allowed the Company to carry forward previous lease classification, the assessment on whether a contract was or contained a lease, and the initial direct costs for any leases that existed prior to April 1, 2019. Adoption of the new standard resulted in the recognition of operating lease right-of-use assets and liabilities of approximately $147,172 on the consolidated balance sheet as of April 1, 2019. The adoption of the new lease standard does not have any significant impact on the consolidated statements of comprehensive income and cash flows and there was no adjustment to the beginning retained earnings on April 1, 2019.

Under ASC 842, the Company determines if an arrangement is a lease at inception. Operating lease right-of-use assets and operating lease liabilities are initially recognized based on the present value of future lease payments at lease commencement. The operating lease right-of-use asset also includes any lease payments made prior to lease commencement and the initial direct costs incurred by the lessee and is recorded net of any lease incentives received. As the interest rates implicit in most of the leases are not readily determinable, the Company uses the incremental borrowing rates based on the information available at lease commencement to determine the present value of the future lease payments. Operating lease expenses are recognized on a straight-line basis over the term of the lease.

The Company elected to combine the lease and non-lease components for leases of certain asset classes. Lease and non-lease components for leases of other asset classes are accounted for separately. The Company also elected not to recognize short-term leases with an initial lease term of twelve months or less.

m)	Revenue Recognition

In 2014, the FASB issued guidance on revenue recognition (“ASC 606”), with final amendments issued in 2016. The underlying principle of ASC 606 is to recognize revenue to depict the transfer of goods or services to customers at the amount expected to be collected. ASC 606 creates a five-step model that requires entities to exercise judgment when considering the terms of contracts, which includes (1) identifying the contracts or agreements with a customer, (2) identifying our performance obligations in the contract or agreement, (3) determining the transaction price, (4) allocating the transaction price to the separate performance obligations, and (5) recognizing revenue as each performance obligation is satisfied. The Company has applied the five-step model to recognize revenue when it is probable that the Company will collect the consideration it is entitled to in exchange for the services it transfers to its clients. The Company has concluded that the new guidance did not require any significant change to its revenue recognition processes.

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars)

Incubation Service Fees

The Company generates its revenue by providing business and operation advisory services relating to matters related to marketing, sales, and strategic planning, and ancillary services such as coordinating human resources, legal, accounting, operations, assisting with feasibility studies and other types of services at the election of the entrepreneur. The Company provides its incubation services on an ongoing and/or as-needed basis, pursuant to consulting agreements with the entrepreneurs. For ongoing basis services, revenue is recognized on an ongoing basis for the agreed periodic service fee. For as-needed basis, revenue is recognized when the contractual services have been completed.

Procurement Service Fees

The Company generates its revenue from service fees by providing procurement services for sourcing, accounts receivables financing, and logistics services relating to auto parts and accessories on an as needed basis. The transaction price is determined when the customer places an order with the Company. The Company recognizes revenue when the procured goods have been transferred to and accepted by the customers as its performance obligation is completed.

Supply Chain Management Platform Service Fee

The Company generates platform fees through its supply chain management platform service. The transaction price is determined based on a percentage of the aggregate amounts of purchase payments to our partnered auto parts suppliers. The Company recognizes revenue when the procured auto parts have been transferred to and accepted by the customers as the Company’s performance obligation is completed.

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars)

n)	Fair Value of Financial Instruments

The accounting standard for fair value establishes a framework for measuring fair value and enhances fair value measurement disclosure. Under the provisions of the pronouncement, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is described below:

Level 1:  Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2:  Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3:  Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

The Company’s current financial assets and liabilities approximate fair value due to their short-term nature and include cash accounts. The Company’s borrowings approximate fair value as the rates of interest are similar to what they would receive from other financial institutions.

The following table summarizes the Company’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

	Carrying Amount			Estimated
	Level 1	Level 2	Level 3	Fair Value
September 30, 2021
Assets
Carried at (amortized) cost:
Corporate debt securities	-	-	2,137,315	2,137,315
Related party investment -wealth management product	-	-	6,611,040	6,611,040

March 31, 2021
Assets
Carried at (amortized) cost:
Corporate debt securities	-	-	5,073,548	5,073,548
Related party investment -wealth management product	-	-	3,966,476	3,966,476

o)	Advertising

Advertising costs are expensed as incurred as selling expenses. Advertising expenses were $3,565,166 and $0 for the six months ended September 30, 2021 and 2020, respectively.

p)	Income Taxes

Income taxes have been determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. Deferred taxes result from differences between the financial statement and tax bases of the Company’s assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. The assessment of whether or not a valuation allowance is required often requires significant judgment.

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars)

q)	Loss Per Common Share

Basic and diluted net loss per share is presented in conformity with ASC Topic 260, Earnings per Share, for all periods presented. In accordance with this guidance, basic and diluted net loss per share was determined by dividing net loss applicable to common stockholders by the weighted-average common shares outstanding during the period. In a period where there is a net loss position, diluted weighted average shares are the same as basic weighted average shares. Shares used in the diluted net loss per common share calculation exclude potentially dilutive share equivalents as the effect would be anti-dilutive.

r)	Comprehensive Income (Loss)

Comprehensive income/(loss) refers to revenue, expenses, gains and losses that under U.S. GAAP are included in comprehensive income/(loss), but are excluded from net loss as these amounts are recorded directly as an adjustment to stockholders’ equity. The Company’s other comprehensive loss is comprised of foreign currency translation adjustments.

s)	Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker, which is comprised of certain members of the Company’s management team. The Company had three operating and reportable segments during the periods presented as set out in Note 14.

t)	Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters. Liabilities for the contingencies are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated.

Certain conditions may exist as of the date the consolidated financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses these contingent liabilities, which inherently involves judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in legal proceedings, the Company, in consultation with its legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, the estimated liability would be accrued in the consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, or is probable but cannot be estimated, the nature of the contingent liability, together with an estimate of the range of the reasonably possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

u)	Recent Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326) — Measurement of Credit Losses on Financial Instruments.” This ASU amends several aspects of the measurement of credit losses on certain financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses (CECL) model and amending certain aspects of accounting for purchased financial assets with deterioration in credit quality since origination. The Company adopted this guidance effective April 1, 2020, prospectively, and the adoption of this standard did not have a material impact to the Consolidated Financial Statements.

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes” (“ASU 2019-12”), which simplifies the accounting for income taxes. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020, including applicable interim periods. The Company adopted this guidance effective April 1, 2020 and the adoption of this standard did not have a material impact to the Consolidated Financial Statements.

In March 2020, the FASB issued ASU 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting” (“ASU 2020-04”). The pronouncement provides temporary optional expedients and exceptions to the current guidance on contract modifications and hedge accounting to ease the financial reporting burdens related to the expected market transition from the London Interbank Offered Rate and other interbank offered rates to alternative reference rates. The guidance was effective upon issuance and may be applied prospectively to contract modifications made and hedging relationships entered into or evaluated on or before December 31, 2022. The Company is currently evaluating the impact the adoption of ASU 2020-04 will have on its consolidated financial statements.

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars)

3.	OTHER RECEIVABLES AND PREPAYMENTS

Other receivables and prepayments consisted of the following:

	September 30, 2021	March 31, 2021
Referral services	$-	$-
Advance to service providers	515,443	8,005
Deposits for leases due within one operating period	3,795	534
Interest receivables	-	-
The buyer of convertible notes	-	5,419,972
Prepaid tax	96,876	61,211
Others	811,395	82,039
	1,427,509	5,571,761
Allowance for doubtful accounts	(66,542)	(65,558)
	$1,360,967	$5,506,203

4.	PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	September 30, 2021	March 31, 2021
Computer and equipment	211,047	198,637
Automobiles	373,502	99,939
	584,549	298,576
less: Accumulated depreciation	(282,789)	(250,284)
Total, net	$301,760	$48,292

For the six months ended September 30, 2021 and 2020, depreciation expenses were $28,711 and $36,209, respectively.

5.	INTANGIBLE ASSETS

Intangible assets included in other assets consisted of the following:

	September 30, 2021	March 31, 2021
Software	$2,195	$2,163
Less-Accumulated Amortization	(1,995)	(1,880)
Total, net	$200	$283

For the six months ended September 30, 2021 and 2020, amortization expense was $86 and $111, respectively.

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars)

6.	LEASE

Leases are classified as operating leases or finance leases in accordance with ASC 842. The Company’s operating leases mainly related to the Company’s office facilities. For leases with terms greater than 12 months, the Company records the related asset and lease liability at the present value of lease payments over the term. The Company’s current lease does not include rental escalation clauses, renewal options and/or termination options. If such options exist, the Company will factor these considerations into the Company’s determination of lease payments when appropriate. As of September 30, 2021, the Company had no outstanding finance lease.

As of September 30, 2021, the weighted average remaining lease term was 3.46 years and weighted average discount rate was 5% for the Company’s operating leases.

Operating lease cost for the six months ended September 30, 2021 was $45,913 The Company did not incur cost of short-term contracts. There was no variable lease cost during the six months ended September 30, 2021. For the six months ended September 30, 2021, no lease cost was capitalized.

Future lease payments under operating leases as of September 30, 2021 were as follows:

September 30, 2021

2022	$155,977
2023	137,377
2024	128,059
2025	25,555
2026	25,555
Thereafter	17,037
Total future lease payments	$489,560

Less: Imputed interest	100,195
Total lease liability balance	$389,365

In February 2019, the Company ended its prior lease agreement and moved to a new office location, for which it entered into a two-year lease (“2019 lease”) that expired on January 31, 2021. The Company paid $62,570 as a security deposit for the 2019 lease.

In July 2020, the Company ended the 2019 lease and moved to a new office location, for which it entered into a two-year lease that will expire on July 3, 2022.

In May 2021, the Company entered into two lease agreements that will expire in July 2022 and May 2027, respectively.

In September 2021, the Company entered into a three-year lease agreement that will expire in August 2024.

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars)

7.	SHORT-TERM INVESTMENTS AND SHORT-TERM INVESTMENTS, RELATED PARTY

The amortized cost and fair value of investment securities held-to-maturity as follows:

	Investment Securities Held-to-Maturity
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	fair value
September 30, 2021
Corporate debt securities	$2,137,315	$-	$-	$2,137,315
Related party investment -wealth management product	6,611,040	-	-	6,611,040
Total	$8,748,355	$-	$-	$8,748,355

March 31, 2021
Corporate debt securities	$5,073,548	$-	$-	$5,073,548
Related party investment -wealth management product	3,966,476	-	-	3,966,476
Total	$9,040,024	$-	$-	$9,040,024

The Company’s investment securities held-to-maturity approximate fair value due to their short-term nature with maturity range from thirty days to a year.

The Company’s investment in such securities are not insured against loss of principal.

The amortized cost and fair value of investment securities, by maturity, for held-to-maturity investment securities as follows:

Periods	September 30, 2021	March 31, 2021
Due in one year or less	$8,748,355	$9,040,024
Due after one year through five years	-	-
Due after five years through ten years	-	-
Due after ten years	-	-
Total	$8,748,355	$9,040,024

The maturities of the investments are based on final contractual maturity date.

The Company continually performs assessments to determine whether unrealized losses in its investment securities portfolio are temporary or other-than-temporary by carefully considering all reasonably available information. The Company considers factors such as financial statements, credit ratings, news releases and other pertinent information of the underlying issuer or company to make its determination. If the decline in fair value is deemed to be other than temporary, the carrying value of the investment is written down to fair value and the amount of write-down is included as a realized loss in earnings.

The Company evaluates the investments in accordance to ASC 320-10-35. Impairment charges in connection with the investments were $0 and $0 for the six months ended September 2021 and 2020, respectively.

These investments earned interest of $107,151 and $215,276 for the six months ended September 30, 2021 and 2020, respectively, which was recognized to the Company’s results of operations when interest had been earned. These investments are not collateralized with underlying assets by their issuers.

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars)

8.	RELATED PARTY TRANSACTIONS

Related parties’ relationships as follows:

Name	Relationship
Mr. Hongyu Zhang	Shareholder
HangZhou TianQi Network Technology Co. Ltd.	Common control by legal representative and shareholder of Taikexi, Mr. Mangyue Sun
Hangzhou Qianlu Information Technology Co. Ltd.	Common control by Mr. Hongyu Zhang
Hangzhou Yuao Investment Management Partnership (“Yuao”)	Common control by legal representative of Guanpeng
Mr. Limin Liu	Chief Executive Officer
GuoRonghong	Common control by Mr. Hongyu Zhang
Mr. Wei Wang	Hangzhou Xuzhihang Supply Chain Management Co., Ltd.
Zhejiang Getai Curtain Wall Decoration Engineering Co., Ltd. (“Zhejiang Getai”)	Common control by Mr. Wei Wang

Short-term investment – related party consisted of the following:

	September 30, 2021	March 31, 2021
Yuao	$2,150,480	$2,120,972
GuoRonghong	$4,367,633	1,845,504
Wei Wang	$92,927	-
Total	6,611,040	3,966,476

Yuao is controlled by the legal representative of Guanpeng, the Company’s 51% owned subsidiary. The Company earns a 5% interest from subscribing to certain wealth management product from Yuao. The maturity date for the investment is less than one year.

Other related parties’ payables consisted of the following:

	September 30, 2021	March 31, 2021
HangZhou TianQi Network Technology Co. Ltd.	45,847	45,169
Hangzhou Qianlu Information Technology Co. Ltd.	27,067	25,247
Mr. Limin Liu	154,878	610,352
GuoRonghong	2,090	7,603
Mangyue Sun	23,232	-
Zhejiang Getai	294,268	-
Total	$547,382	$688,371

Outstanding payables to Hangzhou Qianlu Information Technology Co. Ltd., and Mr. Limin Liu consisted of working capital advances and borrowings. These amounts are due on demand and non-interest bearing.

Outstanding payable to HangZhou TianQi Network Technology Co. Ltd. consisted of rent owed, which are non-interest bearing and due on demand.

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars)

9.	CONVERTIBLE NOTES

On March 31, 2021, the Company issued $6,000,000 of convertible promissory notes (the “Convertible Note #6”), which were convertible into ordinary shares of the Company, par value $0.0001 per share (the “Ordinary Shares”), to YA II PN, Ltd., a Cayman Islands exempt limited partnership (“YA”), for a purchase price of $5,940,000, and issued 120,000 ordinary shares as a commitment fee. The Convertible Note #6 had an annual interest rate of 5% and a term of 12 months from the date of closing, and was convertible into the Ordinary Shares at the lower of (a) $2.75 per share or (b) 88.0% of the lowest daily VWAP (dollar volume-weighted average price of the Ordinary Shares on the NASDAQ Capital Market (as reported by Bloomberg) during the 10 trading days prior to the conversion date, but not lower than $1.08 per share. If the daily VWAP is less than $1.08 for a period of 10 consecutive trading days (each such occurrence, a “Triggering Event”), the Company would make consecutive monthly amortization payments in cash or Ordinary Shares during the term of the Convertible Note beginning on the 10th calendar day after the date of the Triggering Event and continuing on the same calendar day of each successive calendar month until the Convertible Note #6 is fully repaid or a Triggering Event ceases. The Company had the right, but not the obligation, to redeem early a portion or all amounts outstanding under the Convertible Note #6, provided that (i) the trading price of the Ordinary Shares is less than the fixed conversion price ($2.75) and (ii) the Company provides the holder of the Convertible Note #6 with at least 10 business days’ prior written notice. On April 13, 2021, the Company issued to YA 567,590 Ordinary Shares after the receipt of a conversion notice dated April 12, 2021 for the conversion of the outstanding and unpaid debenture and accrued interest in the amount of $760,684.93 at a conversion price of $1.3402. On April 14, 2021 and April 15, 2021, the Company issued to YA an aggregate of 1,679,388 Ordinary Shares after the receipt of conversion notices dated April 13, 2021 for the conversion of the outstanding and unpaid debenture and accrued interest in the amount of $2,250,719.18 at a conversion price of $1.3402. On April 27, 2021, the Company issued to YA 467,529 Ordinary Shares after the receipt of a conversion notice dated April 25, 2021 for the conversion of the outstanding and unpaid debenture and accrued interest in the amount of $504,931.51 at a conversion price of $1.08. On May 3, 2021, the Company issued to YA 463,597 Ordinary Shares after the receipt of a conversion notice dated April 27, 2021 for the conversion of the outstanding and unpaid debenture and accrued interest in the amount of $500,684.93 at a conversion price of $1.08. On May 3, 2021, the Company issued to YA 463,470 Ordinary Shares after the receipt of a conversion notice dated April 29, 2021 for the conversion of the outstanding and unpaid debenture and accrued interest in the amount of $500,547.95 at a conversion price of $1.08. On May 3, 2021, the Company issued to YA 463,533 Ordinary Shares after the receipt of a conversion notice dated May 2, 2021 for the conversion of the outstanding and unpaid debenture and accrued interest in the amount of $500,616.44 at a conversion price of $1.08. On May 19, 2021, the Company issued to YA 187,214 Ordinary Shares after the receipt of a conversion notice dated May 18, 2021 for the conversion of the outstanding and unpaid debenture and accrued interest in the amount of $202,191.78 at a conversion price of $1.08. On May 24, 2021, the Company issued to YA 186,326 Ordinary Shares after the receipt of a conversion notice dated May 24, 2021 for the conversion of the outstanding and unpaid debenture and accrued interest in the amount of $201,232.88 at a conversion price of $1.08. On May 28, 2021, the Company issued to YA 185,679 Ordinary Shares after the receipt of a conversion notice dated May 27, 2021 for the conversion of the outstanding and unpaid debenture and accrued interest in the amount of $200,534.25 at a conversion price of $1.08. On June 2, 2021, the Company issued to YA 370,979 Ordinary Shares after the receipt of a conversion notice dated June 2, 2021 for the conversion of the outstanding and unpaid debenture and accrued interest in the amount of $400,657.53 at a conversion price of $1.08.

On February 4, 2021, the Company issued $1,000,000 of convertible promissory notes (the “convertible note #5”), which were convertible into the Ordinary Shares, to YA for a purchase price of $970,000. The Convertible Note #5 had an annual interest rate of 5% and a term of 12 months from the date of closing, and was convertible into the Ordinary Shares at the lower of (a) $2.69 per share or (b) 88.0% of the lowest daily VWAP during the 10 trading days prior to the conversion date, but not lower than $0.50 per share. If the daily VWAP is less than $0.50 for a period of 10 consecutive trading days, the Company would make consecutive monthly amortization payments in cash or Ordinary Shares during the term of the Convertible Note #5 beginning on the 10th calendar day after the date of the Triggering Event and continuing on the same calendar day of each successive calendar month until the Convertible Note is fully repaid or a Triggering Event ceases. The Company had the right, but not the obligation, to redeem early a portion or all amounts outstanding under the Convertible Note #5, provided that (i) the trading price of Ordinary Shares is less than the fixed conversion price ($2.69) and (ii) the Company provides the holder of the Convertible Note #5 with at least 10 business days’ prior written notice. On February 23, 2021, the Company issued to YA 453,459 Ordinary Shares after the receipt of a conversion notice dated February 19, 2021 for the conversion of the outstanding and unpaid debenture and accrued interest in the amount of $1,002,191.78 at a conversion price of $2.2101.

On January 14, 2021, the Company issued $1,000,000 of convertible promissory notes (the “Convertible Note #4”), which were convertible into the Ordinary Shares, to YA for a purchase price of $970,000, and (ii) issued 50,000 Ordinary Shares as a commitment fee. The Convertible Note #4 had an annual interest rate of 5% and a term of 12 months from the date of closing, and was convertible into the Ordinary Shares at the lower of (a) $2.69 per share or (b) 88.0% of the lowest daily VWAP during the 10 trading days prior to the conversion date, but not lower than $0.50 per share. If the daily VWAP is less than $0.50 for a period of 10 consecutive trading days, the Company would make consecutive monthly amortization payments in cash or Ordinary Shares during the term of the Convertible Note #4 beginning on the 10th calendar day after the date of the Triggering Event and continuing on the same calendar day of each successive calendar month until the Convertible Note #4 is fully repaid or a Triggering Event ceases. The Company has the right, but not the obligation, to redeem early a portion or all amounts outstanding under the Convertible Note #4, provided that (i) the trading price of the Ordinary Shares is less than the fixed conversion price ($2.69) and (ii) the Company provides the holder of the Convertible Note #4 with at least 10 business days’ prior written notice. On February 18, 2021, the Company issued to YA 508,738 Ordinary Shares after the receipt of a conversion notice dated February 16, 2021 for the conversion of the outstanding and unpaid debenture and accrued interest in the amount of $1,004,657,53 at a conversion price of $1.9748.

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars)

On December 22, 2020, the Company issued $500,000 of convertible promissory notes (the “Convertible Note #3”), which were convertible into the Ordinary Shares, to YA for a purchase price of $485,000. The Convertible Note #3 had an annual interest rate of 5% and a term of 12 months from the date of closing, and was convertible into the Ordinary Shares at the lower of (a) $2.69 per share or (b) 88.0% of the lowest daily VWAP during the 10 trading days prior to the conversion date, but not lower than $0.50 per share. If the daily VWAP is less than $0.50 for a period of 10 consecutive trading days, the Company would make consecutive monthly amortization payments in cash or Ordinary Shares during the term of the Convertible Note #3 beginning on the 10th calendar day after the date of the Triggering Event and continuing on the same calendar day of each successive calendar month until the Convertible Note #3 is fully repaid or a Triggering Event ceases. The Company had the right, but not the obligation, to redeem early a portion or all amounts outstanding under the Convertible Note #3, provided that (i) the trading price of the Ordinary Shares is less than the fixed conversion price ($2.69) and (ii) the Company provides the holder of the Convertible Note #3 with at least 10 business days’ prior written notice. On January 21, 2021, the Company issued to YA 115,890 Ordinary Shares after the receipt of a conversion notice dated January 19, 2021 for the conversion of the outstanding and unpaid debenture and accrued interest in the amount of $201,986.30 at a conversion price of $1.7429. On February 5, 2021, the Company issued to YA 152,247 Ordinary Shares after the receipt of a conversion notice dated February 4, 2021 for the conversion of the outstanding and unpaid debenture and accrued interest in the amount of $300,657.53 at a conversion price of $1.9748.

On December 11, 2020, the Company issued $500,000 of convertible promissory notes (the “Convertible Note #2”), which were convertible into the Ordinary Shares, to YA for a purchase price of $485,000. The Convertible Note #2 had an annual interest rate of 5% and a term of 12 months from the date of closing, and was convertible into the Ordinary Shares at the lower of (a) $2.69 per share or (b) 88.0% of the lowest daily VWAP during the 10 trading days prior to the conversion date, but not lower than $0.50 per share. If the daily VWAP is less than $0.50 for a period of 10 consecutive trading days, the Company would make consecutive monthly amortization payments in cash or Ordinary Shares during the term of the Convertible Note #2 beginning on the 10th calendar day after the date of the Triggering Event and continuing on the same calendar day of each successive calendar month until the Convertible Note #2 is fully repaid or a Triggering Event ceases. The Company had the right, but not the obligation, to redeem early a portion or all amounts outstanding under the Convertible Note #2, provided that (i) the trading price of the Ordinary Shares is less than the fixed conversion price ($2.69) and (ii) the Company provides the holder of the Convertible Note #2 with at least 10 business days’ prior written notice. On February 9, 2021, the Company issued to YA 255,236 Ordinary Shares after the receipt of a conversion notice dated February 7, 2021 for the conversion of the outstanding and unpaid debenture and accrued interest in the amount of $504,041.10 at a conversion price of $1.9748.

On November 20, 2020, the Company issued $500,000 of convertible promissory notes (the “Convertible Note #1”), which were convertible into the Ordinary Shares, to YA for a purchase price of $485,000. The Convertible Note #1 had an annual interest rate of 5% and a term of 12 months from the date of closing, and was convertible into the Ordinary Shares at the lower of (a) $2.69 per share or (b) 88.0% of the lowest daily VWAP during the 10 trading days prior to the conversion date, but not lower than $0.50 per share. If the daily VWAP is less than $0.50 for a period of 10 consecutive trading days, the Company would make consecutive monthly amortization payments in cash or Ordinary Shares during the term of the Convertible Note #1 beginning on the 10th calendar day after the date of the Triggering Event and continuing on the same calendar day of each successive calendar month until the Convertible Note #1 is fully repaid or a Triggering Event ceases. The Company had the right, but not the obligation, to redeem early a portion or all amounts outstanding under the Convertible Note #1, provided that (i) the trading price of Ordinary Shares is less than the fixed conversion price ($2.69) and (ii) the Company provides the holder of the Convertible Note #1 with at least 10 business days’ prior written notice. On February 16, 2021, the Company issued to YA 256,103 Ordinary Shares after the receipt of a conversion notice dated February 11, 2021 for the conversion of the outstanding and unpaid debenture and accrued interest in the amount of $505,753.42 at a conversion price of $1.9748.

The embedded conversion feature of the above six promissory notes was determined to be a beneficial conversion feature that requires recognition within equity on the commitment date. The beneficial conversion feature is recognized at its intrinsic value on the commitment date, limited to the proceeds allocated to the convertible debt. As such, the Company recorded $7,358,946 within additional paid-in-capital on the consolidated balance sheet for the beneficial conversion feature identified. The debt discount arising from recognition of the beneficial conversion feature will be amortized as interest expense over the term of the convertible debt. During the six months ended September 30, 2021 and 2020, the Company recognized $1,939,490 and $0, respectively, of interest expense related to the amortization of debt discount and issuance costs prior to capitalization of interest.

The Company had the following convertible debt instruments outstanding as of September 30, 2021 and March 31, 2021:

	September 30, 2021	March 31, 2021
Note #6, maturing March 31, 2022	6,000,000	6,000,000
Less: debt discount	(6,000,000)	(1,976,688)
Total	$-	$4,023,312

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars)

10.	CAPITAL AND EQUITY

Ordinary Shares

The Company is authorized to issue 500,000,000 Ordinary Shares. As of September 30, 2021 and March 31, 2021, the Company had 19,308,371 and 13,263,066 shares issued and outstanding. During the six months ended September 30, 2021, the Company issued 5,155,305 and 890,000 Ordinary Shares for the conversion of convertible promissory notes and employee award plan, respectively.

11.	SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES

Selling, general, and administrative expenses comprised the following for the six months ended September 30, 2021 and 2020:

	For the six months ended
	September 30, 2021	September 30, 2020

Employee compensation	$2,167,684	$174,470
Marketing expenses	1,881,947	1,099,811
Research and development expenses	1,747,513	-
Professional services expenses	456,820	189,151
Insurance expenses	104,838	-
Rental expenses	59,908	26,565
Others	334,745	18,111
	6,753,455	1,508,108

12.	STOCK-BASED COMPENSATION

Stock-based compensation cost is measured at grant date, based on the fair value of the award, and is recognized over the employee requisite service period. The stock-based compensation cost of $1,468,800 and $0 for the six months period ended September 30, 2021 and 2020, respectively, is included in administrative expenses.

13.	LOSS PER SHARE

	For the six months ended September 30,
	2021	2020
Loss Per Share Numerator

Loss for the six months attributable to owners of the Company	$(7,355,329)	$(1,231,866)

Diluted Loss Per Share Numerator
Loss for the six months attributable to owners of the Company	$(7,355,329)	$(1,231,866)

Basic Loss Per Share Denominator
Original shares:	13,263,066	11,421,393
Additions from actual events:
- Issuance of ordinary shares, weighted	4,406,216	-
Basic weighted average shares outstanding	17,669,282	11,421,393

Diluted Loss Per Share Denominator
Basic weighted average shares outstanding	17,669,282	11,421,393
Dilutive shares: Potential additions from dilutive events:
- None	-	-
Diluted Weighted Average Shares Outstanding:	17,669,282	11,421,393

Loss Per Share
- Basic	$(0.42)	$(0.11)
- Diluted	$(0.42)	$(0.11)
Weighted Average Shares Outstanding
- Basic	17,669,282	11,421,393
- Diluted	17,669,282	11,421,393

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars)

14.	SEGMENT REPORTING

The following provides the results of operations and the financial position of the Company’s operating segments as of and during the period ended September 30, 2021. The Long Yun operating segment reflects the Company’s incubation business. The Dacheng Liantong operating segment reflects the Company’s business of platform services.

Results of Operations

For the period ended September 30, 2021

	Long Yun	Dacheng Liantong	Other	Total

Revenue	-	1,230,919	-	1,230,919
Operating expenses	3,612,839	962,437	2,265,753	6,841,029
Other income (expenses)	93,129	316	(1,846,897)	(1,753,452)
Profit/(loss) before tax	(3,519,710)	268,798	(4,112,650)	(7,363,562)
Taxes	-	-	-	-
Net loss	(3,519,710)	268,798	(4,112,650)	(7,363,562)

Results of Operations For the six months ended September 30, 2020

	Long Yun	Dacheng Liantong	Other	Total

Revenue	-	48,451	-	48,451
Operating expenses	1,209,032	58,913	240,163	1,508,108
Other income (expenses)	188,900	4	24,986	213,890
Loss before tax	(1,020,132)	(10,458)	(215,177)	(1,245,767)
Taxes	-	-	-	-
Net loss	(1,020,132)	(10,458)	(215,177)	(1,245,767)

Financial position

As of September 30, 2021

	Long Yun	Dacheng Liantong	Other	Total

Current assets	6,539,969	5,434,606	(89,580)	11,884,995
Non-current assets	78,573	378,823	312,805	770,165
Total assets	6,618,542	5,813,429	223,225	12,655,160

Current liabilities	6,293,266	4,627,093	(7,478,945)	3,441,414
Non-current liabilities	-	85,666	172,220	257,886
Total liabilities	6,293,266	4,712,759	(7,306,725)	3,699,300

Net assets/(liabilities)	325,240	1,100,670	7,529,950	8,955,860

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars)

Financial position

As of March 31, 2021

	Long Yun	Dacheng Liantong	Other	Total

Current assets	8,248,675	1,973,297	5,355,897	15,577,869
Non-current assets	15,989	1,283	37,665	54,937
Total assets	8,264,664	1,974,580	5,393,562	15,632,806

Current liabilities	4,549,369	2,289,621	231,615	7,070,605
Non-current liabilities	9,913	-	-	9,913
Total liabilities	4,559,282	2,289,621	231,615	7,080,518

Net assets/(liabilities)	3,705,382	(315,041)	5,161,947	8,552,288

15.	INCOME TAXES

The Company is formed in the Cayman Islands and is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is imposed.

The Company’s subsidiary formed in the British Virgin Islands is not subject to tax on its income or capital gains.

The Company’s subsidiary formed in Hong Kong is subject to the profits tax rate at 16.5% for income generated and operation in the special administrative region.

The Company’s subsidiaries formed in the PRC are subject to profits tax rate at 25% for income generated and operation in the country.

The full realization of the tax benefit associated with the carry forward depends predominantly upon the Company’s ability to generate taxable income during the carry forward period.

The Company’s subsidiaries formed in the PRC had unused net operating losses (“NOLs”) available for carry forward to future years for PRC income tax reporting purposes up to five years. The Company recorded a deferred tax asset in the amount of $0 and $0 at September 30, 2021 and March 31, 2021, respectively.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future deductibility is uncertain.

Based on the assessment, the Company had established a deferred tax asset relating to NOLs at September 30, 2020 due to the Company’s performance in the upcoming years. However, the Company established a full valuation allowance against all of the deferred tax asset relating to NOLs because the benefits from utilization of NOL carry forwards could be subject to limitations as material structural changes resulted from the Company going public through the VIE Agreements.

The following table reconciles the statutory rates to the Company’s effective tax rate:

	For the six months ended
	September 30, 2021	September 30, 2020
Statutory rates in Cayman Islands and BVI	0.0%	0.0%
Statutory rates in Hong Kong	16.5%	16.5%
Statutory rates in PRC	25%	25%
Temporary tax holiday in the PRC	-25%	-25%
Foreign earned income not subject to taxes in the Cayman Island	-16.5%	-16.5%
Additional accruals in the PRC	0.0%	0.0%
Effect of valuation allowance	0.0%	0.0%
Effective income tax rate	0.0%	0.0%

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars)

For the six months ended
	September 30, 2021	September 30, 2020
Income (loss) before taxes:
Cayman Islands	$(4,081,028)	$(189,960)
BVI	(21,178)	(941)
Hong Kong	(26,316)	(1,145)
PRC	(3,235,040)	(1,053,721)
Total income (loss) before taxes	(7,363,562)	(1,245,767)

Provision for taxes (benefits):
Cayman Islands	-	-
BVI	-	-
Hong Kong	-	-
PRC	-	-
Provision for income taxes (benefits)	-	-

Deferred tax assets:
Cayman Islands	-	-
BVI	-	-
Hong Kong	-	-
PRC	-	-
Less: Valuation allowance	-	-
Currency effect	-	-
Deferred tax assets, net	-	-

Total provision for taxes	$-	$-
Effective tax rate	0.0%	0.0%

Effect of tax holiday inside the PRC on basic earnings per share	-	-

16.	RESTRICTED NET ASSETS AND STATUTORY RESERVES

PRC laws and regulations permit payments of dividends by the Company’s PRC subsidiaries and the VIE only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries and the VIE incorporated in the PRC are required to annually appropriate 10% of their net income to the statutory reserve prior to payment of any dividends, unless such reserve have reached 50% of their respective registered capital. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each subsidiary and the VIE. As a result of the restrictions described above and elsewhere under PRC laws and regulations, the Company’s subsidiaries and the VIE incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company in the form of dividends. Even though the Company currently does not require any such dividends, loans, or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, funding of future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above or disclosed elsewhere, there is no other restriction on the use of proceeds generated by the Company’s subsidiaries and the VIE to satisfy any obligations of the Company.

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars)

17.	COMMITMENTS & CONTINGENCIES

Capital commitments

The Company entered into a contract with a general contractor for $1,174,338 (RMB8,000,000) to perform improvements to an event and meeting space at a new building in the Yuehuangshan South Fund Village Area of Hangzhou. As of September 30, 2021, the Company had prepaid $1,043,102 (RMB7,000,000) and under the terms of the contract, is required to pay an additional $671,075 (RMB1,000,000). The prepayments have been expensed to the Company’s result of operations and have been classified as promotional expenses during the year ended March 31, 2019.

Risk, Uncertainties, and Contingencies

The Company has cash balances held at financial institutions located in China, PRC which are not federally insured deposit protection. Accordingly, the Company has a concentration of credit risk related to these uninsured bank deposits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk in this area.

Customer accounts typically are collected within a short period of time, and based on its assessment of current conditions and its experience collecting such receivables, management believes it has no significant risk related to its concentration within its accounts receivable.

The Company is incorporated in the Cayman Islands and considered as a foreign entity under PRC laws. Due to the restrictions on foreign investment and ownership on the business related to Internet content provision, telecom value-added services, financial services and others, the Company conducts its business through various contractual arrangements with its VIE that are generally owned and controlled by certain management members or founders of the Company. The VIE holds the licenses and approvals that are essential for its business operations in the PRC and the Company has entered into various agreements with the VIE and its equity holders such that the Company has the right to benefit from the VIE’s licenses and approvals and generally has control of the VIE. In the Company’s opinion, the current ownership structure and the contractual arrangements with the VIE and their equity holders as well as the operations of the VIE are in substantial compliance with all existing PRC laws, rules and regulations. However, there may be changes and other developments in PRC laws, rules and regulations. Accordingly, the Company gives no assurance that PRC government authorities will not take a view in the future that is contrary to the opinion of the Company. If the current ownership structure of the Company and its contractual arrangements with the VIE and its equity holders were found to be in violation of any existing or future PRC laws or regulations, the Company’s ability to conduct its business could be impacted and the Company may be required to restructure its ownership structure and operations in the PRC to comply with the changes in the PRC laws which may result in deconsolidation of the VIE.

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars)

The PRC market in which the Company operates poses certain macro-economic and regulatory risks and uncertainties. These uncertainties extend to the ability of the Company to operate or invest in online and mobile commerce or other Internet related businesses, representing the principal services provided by the Company, in the PRC. The information and technology industries are highly regulated. Restrictions are currently in place or are unclear regarding what specific segments of these industries foreign owned enterprises, like the Company, may operate. If new or more extensive restrictions were imposed on the segments in which the Company is permitted to operate, the Company could be required to sell or cease to operate or invest in some or all of its current businesses in the PRC.

The Company’s sales, purchase and expense transactions are generally denominated in RMB and a significant portion of the Company’s assets and liabilities are denominated in RMB. The RMB is not freely convertible into foreign currencies. In the PRC, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China. Remittances in currencies other than RMB by the Company in the PRC must be processed through the People’s Bank of China or other PRC foreign exchange regulatory bodies and require certain supporting documentation in order to affect the remittance. If such foreign exchange control system prevents the Company from obtaining sufficient foreign currencies to satisfy its currency demands, the Company may not be able to pay dividends in foreign currencies and the Company’s ability to fund its business activities that are conducted in foreign currencies could be adversely affected.

The securities financing industry is heavily regulated by the PRC government. Various regulatory authorities of the PRC central government, such as the China Securities Regulatory Commission, State Administration for Industry and Commerce, the China Banking Regulatory Commission, the State Administration of Foreign Exchange, the State Administration of Taxation, and the Supreme People’s Court have the authority to issue and implement regulations governing various aspects of the securities offerings. The Company suspended its crowdfunding platform business on September 30, 2018 and it has not generated revenue from such business since then.

The Company has acted on behalf of one of its clients as part of an agent agreement to enter into various third-party suppliers’ and customers’ agreements. If any dispute is to be arose and unresolved between the client, third party suppliers, third-party customers, and the Company, the Company may be subject to potential obligation or held responsible for certain actions.

The Company has engaged third-party agents to collect and disburse certain cash which are held by the third-party agent as an escrow without insurance. Accordingly, the Company has a credit risk related to these uninsured deposits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk in this area. If any dispute is to be arose and unresolved between the escrow agent, third-party suppliers, third-party customers, and the Company, the Company may be subject to potential obligation or held responsible for certain losses.

18.	SUBSEQUENT EVENTS

The Company evaluates subsequent events that have occurred after the balance sheet date but before the financial statements were issued on March 11, 2022. There are two types of subsequent events: (1) recognized, or those that provide additional evidence with respect to conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence with respect to conditions that did not exist at the date of the balance sheet but arose subsequent to that date.

On October 29, 2021, the Company, through Meta Rich, together with Antalpha Technologies Limited, a British Virgin Islands business company (“Antalpha”), formed Metalpha Limited, a British Virgin Islands business company (“Metalpha”). Meta Rich holds 51%, and Antalpha holds 49%, of the equity interests in Metalpha.

On December 23, 2021, Metalpha entered into a Product Purchase Agreement and a Trading Account Management Agreement with Antalpha, pursuant to which Antalpha purchased from Metalpha various cryptocurrency derivative products. The underlying assets of the cryptocurrency derivative products included Bitcoin, Ethereum, Binance Coin, and Tether. As of February 28, 2022, the aggregate value of the products purchased was approximately $5 million.

As of March 11, 2022, there are no other subsequent events that require disclosure in accordance with FASB ASC Topic 855, “Subsequent Events.”